Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-70567 on Form S-8 of our reports dated September 20, 2011, relating to the consolidated financial statements of Magellan Petroleum Corporation and subsidiaries (which report included an explanatory paragraph relating to the adoption of Accounting Standards Update No. 2010-3, “Oil and Gas Reserve Estimation and Disclosures”) and internal control over financial reporting (which report expressed an adverse opinion on the effectiveness of the Magellan Petroleum Corporation and subsidiaries internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of Magellan Petroleum Corporation and subsidiaries for the year ended June 30, 2011.

/s/ Deloitte & Touche LLP

Hartford, Connecticut

September 20, 2011